                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                  ANNUAL REPORT
                            PURSUANT TO SECTION 15(d)
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001


                            TETRA TECHNOLOGIES, INC.


401(k) Retirement Plan
(Full title of the plan)


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                            TETRA TECHNOLOGIES, INC.
          (Name and issuer of the securities held pursuant to the plan)

                                25025 I-45 North
                             The Woodlands, TX 77380
                    (Address of principal executive offices)


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
                 TETRA Technologies, Inc. 401(k) Retirement Plan

                 Financial Statements and Supplemental Schedules


                          Year ended December 31, 2001




                                    CONTENTS


Report of Independent Auditors.............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................3
Statement of Changes in Net Assets Available for Benefits..................4
Notes to Financial Statements..............................................5


Supplemental Schedules

Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)..........11
Schedule H, Line 4(j) - Schedule of Reportable Transactions...............12

                         Report of Independent Auditors

Participants and Administrator of the
   TETRA Technologies, Inc.
   401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the TETRA Technologies, Inc. 401(k) Retirement Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.

The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

The information presented in the schedule of assets (held at end of year) and schedule of reportable transactions does not disclose the historical cost of nonparticipant directed assets and nonparticipant directed sales transactions. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                              /s/ ERNST & YOUNG LLP

Houston, Texas
May 23, 2002

                 TETRA Technologies, Inc. 401(k) Retirement Plan

                 Statements of Net Assets Available for Benefits


                                                          DECEMBER 31
                                                     2001             2000
                                                --------------------------------
ASSETS
Cash                                            $          -         $    13,484

Receivables:
   Employer contributions                             77,692              80,673
   Participant contributions                         190,588             211,802
   Accrued income                                      2,325              68,984
   Other receivables                                   7,959               5,724
   Pending trades                                     22,140              13,916
                                                --------------------------------
Total receivables                                    300,704             381,099

Investments                                       20,759,342          16,836,904
                                                --------------------------------
Total assets                                      21,060,046          17,231,487

LIABILITIES
Excess contributions refund payable                   14,711              21,753
Administrative expenses payable                        2,525                   -
Cash overdraft                                         2,005                   -
                                                --------------------------------
Total liabilities                                     19,241              21,753
                                                --------------------------------
Net assets available for benefits                $21,040,805         $17,209,734
                                                ================================




See accompanying notes.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

            Statement of Changes in Net Assets Available for Benefits


                          Year ended December 31, 2001


Additions:
   Employer contributions                                            $ 1,113,664
   Participant contributions                                           2,873,263
   Rollover contributions                                                225,401
   Interest and dividends                                                212,192
   Net appreciation in fair value of investments                       1,170,875
                                                                    ------------
Total additions                                                        5,595,395

Deductions:
   Benefits paid to participants                                       1,706,022
   Corrective distributions                                               14,711
   Administrative expenses                                                43,591
                                                                    ------------
Total deductions                                                       1,764,324
                                                                    ------------
Net increase                                                           3,831,071

Net assets available for benefits:
   Beginning of year                                                  17,209,734
                                                                    ------------
   End of year                                                       $21,040,805
                                                                    ============


See accompanying notes.

                 TETRA Technologies, Inc. 401(k) Retirement Plan

                          Notes to Financial Statements


                                December 31, 2001


1. DESCRIPTION OF PLAN

The following description of the TETRA Technologies, Inc. 401(k) Retirement Plan (the "Plan") is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, a copy of which is available from TETRA Technologies, Inc. (the "Company" or "Plan Administrator").

GENERAL

The Plan, which became effective January 1, 1990, is a profit sharing plan as defined by Section 401of the Internal Revenue Code ("IRC") and contains a provision for salary reduction contributions under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

ELIGIBILITY

All employees of the Company and its subsidiaries who have reached the age of 18 are eligible to join the Plan on the first day of any calendar quarter following two months of service.

CONTRIBUTIONS

Participants may elect to contribute from 1% to 22% of their gross compensation to the Plan. Contributions for each participant are limited in any calendar year to an amount as determined by IRC regulations. Beginning January 1, 2001, unless the employee elects otherwise, 3% of each eligible employee's compensation is automatically contributed to the Plan on a pre-tax basis.

The Company matches monthly, 50% of each participant's contributions up to 6% of compensation. The Company may also, at the discretion of the Board of Directors, make a profit sharing contribution to the Plan at the end of each fiscal year. Such Company contribution will be allocated to Plan participants in the same ratio that each participant's compensation, as defined in the Plan agreement, bears to the total compensation of all participants. All Company contributions are directed to the TETRA Stock Fund.

                TETRA Technologies, Inc. 401(k) Retirement Plan

1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

BENEFIT PAYMENTS

Upon a participant's death, their entire account balance is payable to the named beneficiary. When eligible, benefits are payable in any of several forms. Under the Plan, amounts which are forfeited due to termination of employment reduce the employer's future contributions.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balances in the participants' accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly. Principal and interest are paid ratably through payroll deductions.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments to participants are recorded upon distribution.

                TETRA Technologies, Inc. 401(k) Retirement Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

ADMINISTRATIVE EXPENSES

Certain administrative expenses are paid by the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

INVESTMENT VALUATION

The fair value of the investments in mutual funds and the common stock is based on quoted market prices on the last business day of the Plan year. The fair value of the investment in the Chicago Trust Stated Principal Value Investment Trust for Employee Benefit Plans is valued by The Chicago Trust Company based on the fair value of the underlying investment contracts. Participant loans are stated at cost, which approximates fair value.

3. INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                     DECEMBER 31
                                                                                2001             2000
                                                                           --------------    --------------
S>
TETRA Technologies, Inc. common stock                                      $   8,574,416*    $   5,977,203*
Chicago Trust Stated Principal Value Investment Trust for Employee
   Benefit Plans                                                               2,198,512         1,312,963
Flag Investors Equity Partners Fund                                            2,268,014         1,924,024
Alleghany/Montag & Caldwell Growth Fund                                        2,478,586         2,889,758
MFS Emerging Growth Fund                                                       1,281,348         1,767,758

* Includes both participant and nonparticipant directed

                TETRA Technologies, Inc. 401(k) Retirement Plan

3. INVESTMENTS (CONTINUED)

During 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Collective trust fund                                               $   100,686
Mutual funds                                                         (1,062,597)
Common stock                                                          2,132,786
                                                                    -----------
                                                                    $ 1,170,875
                                                                    ===========

4. NONPARTICIPANT DIRECTED INVESTMENTS

The TETRA Stock Fund includes both participant and nonparticipant directed amounts which cannot be separately determined. Therefore, for purposes of this disclosure, the TETRA Stock Fund is deemed nonparticipant directed. Information about the net assets and the significant components of the changes in net assets relating to the TETRA Stock Fund is as follows:

                                                             DECEMBER 31
                                                     2001                2000
                                                  -----------        -----------
Short-term investment                             $         -        $    18,485
TETRA Technologies, Inc. common stock               8,574,416          5,977,203
Receivable for securities sold                         22,140                  -
Employer contribution receivable                       77,692             80,673
Accrued income                                            110                134
Cash overdraft                                         (2,005)                 -
                                                  -----------        -----------
                                                  $ 8,672,353        $ 6,076,495
                                                  ===========        ===========

                TETRA Technologies, Inc. 401(k) Retirement Plan

4. NONPARTICIPANT DIRECTED INVESTMENTS (CONTINUED)

                                                                     YEAR ENDED
                                                                     DECEMBER 31
                                                                        2001
                                                                    -----------
Changes in net assets:
Employer contributions                                              $ 1,113,664
                                                                    -----------
Participant contributions                                               389,537
Interest                                                                 13,029
Net appreciation in fair value of investments                         2,132,786
Benefits paid to participants                                          (560,948)
Administrative expenses                                                  (9,223)
Interfund transfers                                                    (482,987)
                                                                    -----------
                                                                    $ 2,595,858
                                                                    ===========


5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 8, 1995, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to receiving the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. SUBSEQUENT EVENTS

Effective January 1, 2002, the Plan was amended for the purpose of requiring six months of service to be eligible for participation in the Plan. An employee will become a participant on the first day of the calendar quarter coincident with or following the completion of age and service requirements of the Plan.

Effective January 1, 2002, the Plan was amended for the purpose of increasing the maximum elective contribution limit from 22% of compensation to 70% of compensation, subject to annual "regular" and "catch-up" contribution limits.

                TETRA Technologies, Inc. 401(k) Retirement Plan

6. SUBSEQUENT EVENTS (CONTINUED)

Effective January 1, 2002, the Plan was amended such that on or after January 1 of each year, any participant who has become fully vested in their employer matching contribution account during the prior year shall, at the participant's direction, be allowed to re-direct their investment in the TETRA Stock Fund in the matching contribution account to any other fund maintained by the Plan.

Effective January 1, 2002, the Plan was amended to adopt the Master Plan Document established and maintained by ABN AMRO Trust Services Company (formerly, The Chicago Trust Company) on behalf of its clients.

As a result of the asset purchase agreement between International Mineral Technologies, LLC and TETRA Micronutrients, Inc., assets in the amount of $816,662 transferred out of the Plan in February 2002 into a plan established by International Mineral Technologies, LLC. All employees who were acquired by International Mineral Technologies, LLC became 100% vested upon the effective date of the asset purchase agreement.

                TETRA Technologies, Inc. 401(k) Retirement Plan


        Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)


                             EIN: 74-2148293 PN: 001


                                December 31, 2001



   IDENTITY OF ISSUE, BORROWER,                                                                CURRENT
   LESSOR, OR SIMILAR PARTY               DESCRIPTION OF INVESTMENT                 COST        VALUE
-----------------------------------------------------------------------------------------------------------
 * The Chicago Trust Company         Stated Principal Value Investment
                                        Trust for Employee Benefit Plans             **     $   2,198,512

   PIMCO                             Total Return Fund                               **           584,541

 * Alleghany/Montag & Caldwell       Balanced Fund                                   **           498,190

   Flag Investors                    Equity Partners Fund                            **         2,268,014

 * Alleghany/Montag & Caldwell       Growth Fund                                     **         2,478,586

   MFS                               Emerging Growth Fund                            **         1,281,348

   Franklin                          Small Cap Growth Fund                           **           741,214

   American Funds                    Euro-Pacific International Fund                 **           671,560

 * TETRA Technologies, Inc.          TETRA Technologies, Inc.
                                        common stock                                (A)         8,574,416

 * Participant loans                 Loans with various maturities
                                        and interest rates ranging
                                        from 9% to 10.5% per annum                   **         1,462,961
                                                                                            -------------
                                                                                            $  20,759,342
                                                                                            =============

*   Party-in-interest
**  Participant directed amounts are not required to be disclosed
(A) Cost not available

                 TETRA Technologies, Inc. 401(k) Retirement Plan

                             EIN: 74-2148293 PN: 001


                          Year ended December 31, 2001


                                                                                                        CURRENT
                                                                                                         VALUE OF
                                                                                                         ASSET ON         NET
  IDENTITY OF                                                      PURCHASE    SELLING      COST OF    TRANSACTION      GAIN OR
 PARTY INVOLVED             DESCRIPTION OF ASSET                    PRICE       PRICE        ASSET        DATE           LOSS
-----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (III) - SERIES OF NONPARTICIPANT AND PARTICIPANT DIRECTED TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS AT THE BEGINNING
   OF THE PLAN YEAR FOR COMMON STOCK.

TETRA Technologies, Inc.    TETRA Technologies Inc. Common Stock
                              Purchases                           $1,420,917  $        -   $1,420,917   $1,420,917      $   -
                              Sales                                        -     926,400           (A)     926,400         (A)

TETRA Technologies, Inc.    ABN AMRO/Chicago Capital Money
                              Purchases                           $2,460,564  $        -   $2,460,564   $2,460,564      $   -
                              Sales                                        -   2,479,050    2,479,050    2,479,050          -


Note: Includes both participant and nonparticipant directed transactions since trustee does not segregate these transactions.
(A)   Cost and net gain or loss is not available.

                                 EXHIBIT INDEX


EXHIBIT NO.               DESCRIPTION

   23.1             Consent of Independent Auditors.